

August 10, 2012

Via E-Mail
Mr. Rowland W. Day II
Chief Financial Officer
WebSafety, Inc.
1 Hampshire Court
Newport Beach, California 92660

      Re: **WebSafety, Inc.**
                  Form 10-K for the Year Ended December 31, 2011
                  Filed April 16, 2012
                  File No. 333-140378

Dear Mr. Day:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by amending your filing and providing any requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2011

Exhibits 31.1, 31.2, 32.1 and 32.2: Section 302 and Section 906 Certifications

1. We note that both of your Section 302 Certifications and both of your Section 906 Certifications are dated April 12, 2011. In light of the fact that this Form 10-K relates to the year ended December 31, 2011, the Certifications should be dated as of the date of filing the respective Form 10-K. Please revise accordingly by filing an amended Form 10-K for the year ended December 31, 2011.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Claire Erlanger at (202) 551-3301 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. You may also contact me at (202) 551-3813.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief